Exhibit 12.1

Intcomex, Inc.

Ratio of Earnings to Fixed Charges

000’s

Years ended December 31,		2005	2004	2003

Earnings
+	Pretax income from continuing operations	$14,818	$22,900	$21,257
+	Interest expense	13,776	3,267	465
+	Amortization of capitalized interest	3,029	162	—
+	Distributed income of equity investees	—	—	—
+	% share of equity investees guarantees	—	—	—
-	Interest capitalized	—	—	—
-	Preferred security dividends	—	—	—
-	Minority Interest income	—	—	—

	Total earnings	$31,623	$26,329	$21,722

Fixed Charges
+	Interest expense	$13,776	$3,267	$465
+	Amortization of deferred financing costs	2,956	162	—
+	Accretion of debt discount	73	—	—
+	Estimate of interest in rental expense (included in Selling, General and Administrative)	247	107	119

	Total fixed charges	$17,052	$3,536	$584

Ratio of earnings to fixed charges		1.9	7.4	37.2